Splash Beverage Transcribed

Robert Nistico:

My name is Robert Nistico, I'm the CEO of Splash Beverage Group. Splash Beverage's business model is unique. We only deal with brands with preexisting brand awareness or pure innovation. We are a fully integrated beverage organization. We own, manage, manufacture and distribute brands and market brands across all channels, both domestically and internationally.

I came out of college and I worked for Gallo. I went to work for Diageo. I ran a large distributorship. I was the Senior Vice President and a General Manager for Red Bull, bringing Red Bull to the America's with two or three other very, very smart gentlemen. We brought that from zero to $1.5 billion in sales in a very short order. As they say in the south, this isn't our first rodeo. We know what we're doing. We have the relationships and we have the team and we have the board.

One of our key brands is Tapout performance drink. Tapout performance drink is a hydration and recovery product and it actually tastes really good, which is difficult to do with this many nutrients in it.

Sanjeev Javia:

I'm Sanjeev Javia. I'm the Vice President of Product Development for Splash Beverage Group. I've been formulating products for over 18 years. I've developed all types of nutritional supplements for professional athletes, all the way to various disease management studies. What Tapout has done, is we've spent a good year in looking at what are the key nutrients that an athlete, or even just a performance individual needs.

You could be driving performance because you're a kid at little league, or you're a soccer mom trying to take the kids all over the place. We allow you to define what performance is, but what drives performance in all of those instances are certain nutrients, which we put into the Tapout performance string, which is a blend of 13 different vitamins and minerals, nutrients like an entire B vitamin complex, an entire set of electrolytes, in a very low calorie environment, which allows for maximum absorption, utilization, and then obviously performance.

Robert Nistico:

We own all things consumable for Tapout. It's an 18 year old brand that used to be associated with the UFC, which is fantastic because that's still a growing sport globally and we have a built in core audience for that, but more importantly in the last year, the original brand owners transferred or conveyed half that IP to the WWE. The WWE is a marketing machine. We're talking about Dwayne Johnson, John Cena, it is an amazing partnership. The WWE is present in 62 million households in the United States. That's households, that's not people, so you start talking about over 100 million people actually have some contact with this organization.

John Cena himself has over 42 million social media followers, so we don't have to build a brand for them, we're already there.

We already have authorizations across three of the largest grocery chains in this country, two of the largest c-store chains in this country, and we actually have POS for one of the largest grocery chain in the country already in hand. So to leverage that and activate that is an amazing advantage that we have at Splash Beverage Group. One of the other directions we're taking with Tapout is a bilingual approach. We're putting the label in Spanish and in English. We really believe that this is the right thing to do. There are over 70 million Hispanics in this country, first and second generation.

Our other key brand is a line of flavored tequilas called Salt, we have a berry, a chocolate, and a citrus. We're the first line of traditional flavors in this country or anywhere as far as we know. Think about what flavors did for rum, what flavors did for vodka, what flavors are doing currently for brown goods. No one's done it for tequila, we're first to market. You know when you're sitting around in that room and you're thinking, "Gosh darn it, why didn't we think of that?" Well we did and in this case it got to market quickly, we're in several states and a couple of countries now.

The brand has been adopted very quickly and we're very excited about future expansion. Then of course tequila itself is actually on fire right now. The entire category is growing at double digits, which is massive. It's transitioning from a well product in margaritas to almost like a fine wine. Our flavor has virtually no sugar in it, so we're able to flavor the product, keep the proof up and deliver a lower calorie spirit that can be sipped or mixed and enjoyed by anybody. It's really a phenomenal product.

Another key advantage we have after many, many years of combined centuries of experience in this space is distribution. Being with Red Bull for all those years, we have an enormous advantage when it comes to distribution and frankly we're already set up with the broadliners, we're set with more DSD distributors, direct store delivery distributors, in this country. So getting product to shelf is the most important thing. You could have the best brand in the world and if it's not on the shelf, who cares? So we have distribution locked up, done. Now it's just a matter of closing out funding and moving forward.

Sanjeev Javia: So one of the key things in any brand and any product is credibility elements. One of the things that I'm fortunate to have is a lot of credibility elements in professional athletes, in professional sports, in professional organizations for the Tapout brand. When the time is ready, I'm able to actually go and get some of these individuals who go and Snapchat, and tweet, and Facebook all about the different types of benefits that they received from the product that I've developed for a product that is probably the fifth or sixth one that I've developed for that athlete, or for that organization. So I think that really adds not only to the credibility of what we're doing with the Tapout brand and the performance drink, but then it creates an entire kind of marketing and publicity platform that doesn't cost any money and doesn't create dealing with agents, and dealing with marketing groups and things like that. I have access directly to the athlete from my 18 years.

Robert Nistico: Think of us as a mini Coca-Cola or a mini Diageo. We want to own brands, we want to accelerate brands that are preexisting. We're gonna focus our efforts on the brands that we have and make sure that they're reaching their absolute potential. Both of the key brands we have today are perfectly teed up, perfectly positioned for success.